

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Cynthia French
Chief Financial Officer
ParkerVision Inc
4446-1A Hendricks Avenue, Suite 354
Jacksonville, Florida 32207

      Re: ParkerVision Inc
          Registration Statement on Form S-1
          Filed August 11, 2022
          File No. 333-266777

Dear Ms. French:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: Paul Lucido